Exhibit A-4
(Unaudited)

Birdsall, Inc.
Consolidating Statement of Operations
For the Year Ended December 31, 2002
(Millions)

	Birdsall, Inc.	Tropical Shipping & Construction Company, Ltd.	Birdsall Shipping, S.A.	Seven Seas Inc.	Tropic Equipment Leasing
Operating revenues	$ 63.8	$ 217.6	$ 8.6	$ 7.2	$ —
Operating expenses					
Operating and maintenance	57.0	200.7	5.6	2.8	0.1
Depreciation	6.4	7.9	2.1	—	—
Taxes, other than income taxes	1.9	1.5	—	0.1	—
Property sales (gain) loss	(0.2)	(0.4)	—	—	—
	65.1	209.7	7.7	2.9	0.1
Operating income (loss)	(1.3)	7.9	0.9	4.3	(0.1)
Equity investment income	—	—	—	—	4.1
Other income (expense), net	23.2	10.2	—	0.5	0.2
Interest expense, net of amounts capitalized	0.3	0.6	(0.1)	—	—
Income (loss) before income taxes	21.6	17.5	1.0	4.8	4.2
Income taxes	3.2	0.2	—	1.9	1.5
Net income (loss)	$ 18.4	$ 17.3	$ 1.0	$ 2.9	$ 2.7

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Tropical Shipping International, Ltd.	Other Subsidiaries	Adjustments and Eliminations	Consolidated
Operating revenues	$ 42.3	$ 33.4	$ (106.9)	$ 266.0
Operating expenses				
Operating and maintenance	36.4	29.7	(106.9)	225.4
Depreciation	—	0.5	—	16.9
Taxes, other than income taxes	—	0.3	—	3.8
Property sales (gain) loss	—	(0.6)	—	(1.2)
	36.4	29.9	(106.9)	244.9
Operating income (loss)	5.9	3.5	—	21.1
Equity investment income	—	—	—	4.1
Other income (expense), net	—	1.4	(34.1)	1.4
Interest expense, net of amounts capitalized	(0.2)	—	—	0.6

Income (loss) before income taxes		6.1	4.9	(34.1)		26.0
Income taxes		—	—	—		6.8
Net income (loss)	$	6.1	$ 4.9	$ (34.1)	$	19.2

Note: Subsidiaries combined under "Other Subsidiaries" in Exhibits A-4 through A-9 aggregate less than 2% of Nicor Inc. consolidated assets or consolidated revenue.